Via Facsimile and U.S. Mail
Mail Stop 6010

September 13, 2006

Mr. Steven R. Crim
President and Chief Executive Officer
American Safety Insurance Holdings Ltd.
44 Church Street
P.O. Box HM 2064
Hamilton, Bermuda HM HX

Re: **American Safety Insurance Holdings Ltd.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 21, 2006
       File No. 001-14795

Dear Mr. Crim:

       We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations

1. We note that you did not include unpaid losses and loss adjustment expense reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations. Due to the significant nature of these liabilities to your business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure

concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please provide us in disclosure-type format your contractual obligation table to include the expected settlement of your loss reserves, gross of reinsurance.

Critical Accounting Policies

Investments

2. It appears you have had significant other than temporary losses on your investments during 2005 and have significant unrealized losses as of December 31, 2005 and June 30, 2006. Please provide the following information in disclosure-type format:

   a) Identify the amount of any material impairment charge reported in your Statement of Operations, how it was measured, and the related circumstances giving rise to the loss.
   b) Describe whether, and how, those circumstances impact other material investments held.
   c) Disclose the following as it relates to the securities with an unrealized loss:
      1. Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;
      2. Disclose any concentrations in the types of securities or industries that exist;
      3. Disclose the percentage of the fair value of securities and unrealized loss that are non-investment grade and securities that are not rated;
      4. Identify the type, carrying value and unrealized loss of individual material underwater securities;
      5. State whether the company has the ability and intent to hold securities with unrealized losses until they mature or recover in value;
   d) For securities that you sold during the year at a loss, disclose:
      1. The amount of the loss recorded and the fair value at the sales date,
      2. Facts and circumstances giving rise to the loss and the sale,
      3. The period of time that the security had been continuously in an unrealized loss position; and
      4. Why that sale doesn't contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

<u>Reserves</u>

3. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

    a) Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.
    b) Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.
    c) We acknowledge your discussion of the methods you used to determine your reserve for loss and loss adjustment expense included elswhere in the document. Ensure that this description:
        1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
        2. Identifies the unique development characteristics of each material short-tail and long-tail line of business.
        3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
        4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.
    d) If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.
    e) It appears that you have significantly revised your provision for losses of insured events of prior years. Your disclosure of the reserve development for

prior years mainly explains which lines of business were affected and the years in which the revision took place but it does not explain the actual factors or events that caused the revisions. Please provide the following to explain the reasons for your change in estimate for construction and runoff business lines:

1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

f) Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses for all major lines of business. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

g) In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. It does not appear that the mathematical calculation of a 5% change in the net loss reserves included in this section provides the impact of reasonably likely changes in key assumptions.

4. Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Form 10-Q – March 31, 2006 and Form 10-Q – June 30, 2006

5. It appears that the certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 have been omitted from these filings. Please amend these filings to include the certifications as appropriate. Refer to Exhibits 31 and 32 of Item 601 of Regulation S-K.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant